SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report: November 14, 2002

GRANITE DEVELOPMENT PARTNERS, L.P.

(Exact Name of Registrant as Specified in Charter)

Delaware	033-80104	34-1754061
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1050 Terminal Tower, 50 Public Square, Cleveland, OH	44113
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: 216-621-6060

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(Former Name or Former Address, if Changed Since Last Report)

Item 9. Regulation FD Disclosure

On November 14, 2002, in connection with the filing of the Form 10-Q of Granite Development Partners, L.P. (the "Partnership") for the quarter ended September 30, 2002 (the "Report"), the President and Controller of FC-Granite, Inc., the general partner of the Partnership, each certified, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Partnership as of the dates and for the periods expressed in the Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GRANITE DEVELOPMENT
PARTNERS, L.P.

By: */s/ Robert F. Monchein*
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Name: Robert F. Monchein
Title: President, FC-Granite, Inc.
   the general partner of Granite
   Development Partners, L.P.

Date: November 14, 2002